

March 13, 2024

Boaz Weizer
Chief Executive Officer
ZOOZ Power Ltd.
4B Hamelacha St.
Lod 7152008
Israel

> **Re: ZOOZ Power Ltd.**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed March 11, 2024**
> **File No. 333-277295**

Dear Boaz Weizer:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 4, 2024 letter.

Amendment No. 1 to Registration Statement on Form F-4

Unaudited Pro Forma Condensed Combined Financial Information
Notes to Unaudited Condensed Combined Pro Forma Financial Information
Note 2. Accounting Policies, page 59

1. You indicate in response to prior comment 1 that, because each gross revenue target earnout provision commences with the first full fiscal quarter following the previous Earnout Milestone Achievement Date, the settlements for each separate, independent earnout are considered fixed-for-fixed since the exercise price is fixed and the number of shares is fixed. However, it is unclear how each of the three milestones are separate and independent given the terms of the stock price targets do not align with the revenue target periods, which could result in multiple settlement outcomes during a period. In light of the variability of the settlement amounts, which are based on stock price targets and the amount of revenues during the period, it is unclear how the earnout provisions meet the

criteria in Step 2 of the guidance in ASC 815-40-15-7C through 7F to qualify for equity classification. Please revise or provide a more fulsome analysis supporting your accounting conclusion.

Please contact Melissa Walsh at 202-551-3224 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan at 202-551-6756 or Jeff Kauten at 202-551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:     Nahal Nellis